UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

AMAZON.COM, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-43202	91-1646860
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

410 Terry Avenue North, Seattle, Washington 98109-5210

(Address of principal executive offices) (Zip Code)

David A. Zapolsky, Senior Vice President, Chief Global Affairs & Legal Officer (206) 266-1000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

ITEMS 1.01 AND 1.02. CONFLICT MINERALS DISCLOSURE AND REPORT; EXHIBIT.

Conflict Minerals Disclosure

The Conflict Minerals Report filed for the calendar year ended December 31, 2025 is filed herewith as Exhibit 1.01 and available at www.amazon.com/ir.

ITEM 3.01. EXHIBITS.

Exhibit Number	Description

1.01	Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AMAZON.COM, INC. (REGISTRANT)

By:	/s/ David A. Zapolsky
David A. Zapolsky
Senior Vice President

Dated: May 29, 2026